Exhibit 99.2

MANAGEMENT
DISCUSSION & ANALYSIS

For the six-month period ended June 30, 2026

TABLE OF CONTENTS1

PREAMBLE3

PERIOD COVERED3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS3

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS4

MARKET AND INDUSTRY DATA5

THE COMPANY6

CORPORATE STRUCTURE6

LIQUIDITY RISK6

VALUE PROPOSITION7

BUSINESS LINES9

Projects Overview9

DEMONSTRATION PLANTS10

Battery Material Demonstration Plants (Phase 1)10

MATAWINIE MINE PROJECT (Phase 2)10

BATTERY MATERIAL PLANTS PROJECTS11

13ktpy Bécancour Battery Material Plant11

UATNAN MINING PROJECT13

COMMERCIAL STRATEGY14

SALES14

MARKET UPDATE14

RESPONSIBILITIES16

GOVERNANCE17

RISKS17

FINANCING17

QUARTERLY RESULTS20

OTHER FINANCIAL INFORMATION21

SECOND QUARTER AND HALF YEAR RESULTS21

MINING PROJECTS EXPENSES21

BATTERY MATERIAL PLANT PROJECT EXPENSES22

GENERAL AND ADMINISTRATIVE EXPENSES23

NET FINANCIAL COSTS24

LIQUIDITY AND FUNDING24

Management Discussion and Analysis	1

OPERATING ACTIVITIES25

INVESTING ACTIVITIES25

FINANCING ACTIVITIES25

ADDITIONAL INFORMATION25

RELATED PARTY TRANSACTIONS25

OFF-BALANCE SHEET TRANSACTIONS26

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS26

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT26

CAPITAL STRUCTURE26

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING26

Disclosure Controls and Procedures26

Internal Controls over Financial Reporting26

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE27

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated August 12, 2026, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the six-month period ended June 30, 2026, and the consolidated audited financial statements for the years ended December 31, 2025, and December 31, 2024, and related notes. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards, as published by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the six-month period ended June 30, 2026, with additional information up to August 12, 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project and the ramp-up period or commercial production, the demonstration plants, the 13ktpy Bécancour Battery Material Plant, the intended strategy and development of the 13ktpy Bécancour Battery Material Plant, the intended strategy and development of Additional Material Plants,  the possibility that the powerline may not be operational in due time for the Matawinie Mine Project commissioning phase, the intended development of the Uatnan Mining Project (as described herein), the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, the ability to obtain sufficient financing for the development of the 13ktpy Bécancour Battery Material Plant Project on favorable terms for the Company, including the completion of the financing and the FID for the 13ktpy Bécancour Battery Material Plant Project, the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtake agreements entered into with the Company, including the Panasonic Energy Agreement and the amended and restated offtake and joint marketing agreement with Traxys, the satisfaction of the conditions precedent to the Panasonic Energy Agreement, the Company’s development activities and production plans,  the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the execution and implementation of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company’s ability to provide advanced materials while promoting sustainability and supply chain traceability, including the Company’s green and sustainable lithium-ion active anode material initiatives, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, the Company’s electrification strategy and its intended results, market trends, the consumers demand for components in

Management Discussion and Analysis	3

lithium-ion batteries for electric vehicles, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, specialized, defense industries, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2025 Matawinie Mine Feasibility Study, the results of the 2026 Class 3 AACE Project Cost Estimates (as defined herein) for the 13ktpy Bécancour Battery Material Plant, the results of the 2023 Uatnan Mining Project Report and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables; competition and market risks; pricing pressures; other risks of the mining industry,  and additional engineering and other analysis as required to fully assess their impact; the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; business continuity and crisis management; political instability and international conflicts; and such other assumptions and factors as set out herein and in this MD&A, and additionally, such other factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company can be found in the most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov), under the Company’s issuer profile.

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A relating to the Matawinie Mine Project and the Uatnan Mining Project has been reviewed and approved by Eric Desaulniers, geo, President and CEO of NMG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Scientific and technical information relating to the Battery Material Plants Project contained in this MD&A has been reviewed and approved by Eric Desaulniers, geo, President and CEO of NMG, who is responsible for such information in his capacity as an officer of the Company. Further information about the Matawinie Mine Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine, Saint-Michel-des-Saints, Québec, Canada” dated and effective November 12, 2025, and available on SEDAR+ and EDGAR (the “2025 Matawinie Mine Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters, methods, and risks,

Management Discussion and Analysis	4

is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project”, effective January 10, 2023, and available on SEDAR+ and EDGAR (the “2023 PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with NI 43-101 and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed, and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the prospect of material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

Management Discussion and Analysis	5

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

In view of final investment decisions (“FID”) on its Phase 2 projects, the Company incorporated NMG Matawinie Inc. and NMG Bécancour Inc. on June 20, 2025, as well as NMG Holdings Inc. on July 17, 2026. The Company has five fully-owned subsidiaries namely:

The Company’s shares are listed under the symbol NOU on the Toronto Stock Exchange (“TSX”) and NMG on the New York Stock Exchange (“NYSE”).

LIQUIDITY RISK

The Company’s consolidated financial statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

On May 15, 2026, the Company completed a private placement with Canada Growth Fund Inc. (“CGF”), the Government of Québec through Investissement Québec (“IQ”), and ENI S.p.A. (“ENI”), for aggregate gross proceeds $294.6M (US$213.2M) (the “Private Placement”). In addition, aggregate gross proceeds of $132.3M (US$96.5M) from a public offering of subscription receipts of the Company issued on April 16, 2026 (“Public Offering”), were released upon satisfaction of the applicable escrow release conditions. These transactions formed part of an aggregate equity financing package of $426.9M (US$309.7M), which enabled the Company to reach a final investment decision (“FID”) for the Phase 2 Matawinie Mine.

In addition, the Company has secured a fully committed senior project debt commitment letter of US$335 million with Export Development Canada (“EDC”) and Canada Infrastructure Bank (“CIB”), subject to certain conditions precedent, with closing expected in the third quarter of 2026. Together, the equity and debt financings constitute the Company’s Matawinie Mine financing package.

The Company anticipates that the proceeds from the Matawinie Mine financing package will be sufficient to fund its capital requirements up to the start of commercial production of the Matawinie Mine, provided that the Company closes the senior project debt and meets the draw down conditions. In the event that the financing package is insufficient to complete the construction and the commissioning of the mine, the Company will be required to obtain additional financing. Following the achievement of commercial production, the Company expects to generate sufficient cash flows

Management Discussion and Analysis	6

from its mining operations to meet its capital commitments and obligations and to fund its planned expenditures for the Project.

In parallel, the Company is advancing project financing activities for the Phase 2 13ktpy Bécancour Battery Material Plant (as defined below). The development of this project is subject to the Company securing additional financing, which has not yet been obtained. Although management believes that a FID for the 13ktpy Bécancour Battery Material Plant (as defined below) will be achieved, there can be no assurance that the Company will be able to do so or that such financing will be available to the Company on acceptable terms, or at all.

VALUE PROPOSITION

NMG aims to become an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The base case of the 2025 Matawinie Mine Feasibility Study presents a diesel operation, with the opportunity to develop a zero-emission fleet aiming for a transition when the equipment reaches viable technical and economic parameters. This transition is expected to occur during the first five consecutive years following the start of commercial operations at the Matawinie Mine. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards (sources: Bloomberg Finance L.P., CDP and Benchmark Mineral Intelligence) and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability.

Vision	To accelerate the transition to a decarbonized and just future.
Mission	To become the industry benchmark by producing high-quality graphite solutions responsibly and safely.
Values	Caring, responsibility, openness, integrity, and entrepreneurial spirit.

Based in Québec, Canada, the Company’s activities are focused on the Matawinie graphite mine and concentrator (the “Matawinie Mine” or “Phase 2 Matawinie Mine”), for which the final investment decision (“FID”) was declared on May 15, 2026, and the planned commercial value-added graphite products transformation facilities with an initial battery material plant for 13ktpy of active anode material (the “13ktpy Bécancour Battery Material Plant” or “Phase 2 13ktpy Bécancour Battery Material Plant”), which is progressing towards a targeted FID in H2 2026. NMG is continuing the development of additional battery material plants (the “Additional Battery Material Plants”), in smaller dedicated production capacity of active anode material instead of its previous second stage 44ktpy Bécancour battery material plant which will better serve customer needs.  NMG is also planning the development of the Uatnan mining project (the “Uatnan Mining Project”) as a subsequent expansion phase. Underpinning these projects are NMG’s Matawinie and Uatnan deposits and clean hydroelectricity powering its operations. The Company is developing what is projected to be one of the first fully integrated natural graphite production in the G7.

Management Discussion and Analysis	7

HIGHLIGHTS

»	Finalization of agreements and establishment of a strategic supply and marketing framework with the Government of Canada translating into a long-term take-or-pay agreements covering 30 ktpy of flake graphite to be produced at the Matawinie mine. The marketing structure allows NMG to market the Government of Canada’s committed volumes with an upside-sharing mechanism on proceeds above a fixed price, and the ability for Canada to store product.
»	On May 15, 2026, the Company completed a private placement with strategic investors for aggregate gross proceeds of $294.6M (US$213.2M). In addition, aggregate gross proceeds of $132.3M (US$96.5M) from the Company’s subscription receipts issued on April 16, 2026, were released upon satisfaction of the applicable escrow release conditions. These transactions formed part of an aggregate equity financing package of $426.9M (US$309.7M).
»	Following this successful equity financing and the previously announced debt financing commitment of US$335M, NMG confirmed the FID for the Phase 2 Matawinie Mine which is now under construction.
»	On May 19, 2026, an official groundbreaking ceremony of the Matawinie mine was held in the presence of the Right Honourable Mark Carney, Prime Minister of Canada, Bernard Drainville, Quebec Minister of Economy, Innovation and Energy and Minister responsible for the Maritime Strategy, as well as partners, elected officials, and key community stakeholders.
»	The Company recently completed a Class 3 AACE cost estimate (as defined herein) for the brownfield development of the 13ktpy Bécancour Battery Material Plant, with an estimated CAPEX of $374M (US$267M), and is pursuing the advancement of engineering and accelerating due diligence processes of its various stakeholders in support of a targeted FID in H2 2026, subject to the completion of technical deliverables, stakeholder due diligence processes, the securing of the required additional financing, and the completion of commercial arrangements related to Panasonic Energy.
»	Operational discipline, with no major environmental incidents, a 12-month rolling Total recordable injury frequency rate (TRIFR) of 0.95 for the Company’s employees and 0.0 for the contractors active at the Matawinie Mine construction site as of June 30, 2026.
»	Period-end cash position of $460,597.

Management Discussion and Analysis	8

BUSINESS LINES

Striving to establish a local and traceable turnkey supply of graphite for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced processing. The Company’s carbon-neutral status, along with its target to reach Net Zero, is disclosed in the Company’s annual ESG Report and does not depend on the electrification of its mining fleet. The base case of the 2025 Matawinie Mine Feasibility Study is a diesel operation, with the electrification strategy to be implemented when the equipment reaches viable technical and economic parameters. NMG is marketing its future production of graphite concentrate and active anode material to serve in lithium-ion batteries for EVs, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, industrial, and specialized industries.

Projects Overview

Matawinie Mine Project

Following preliminary work initiated earlier this year, the successful closing of the equity financing package, and the committed debt package conditional upon reaching certain conditions precedents, including among others, the finalization of the legal documentation of the credit facilities of the debt package, NMG is now fully engaged in the construction of the Phase 2 Matawinie Mine.

Phase 2 Matawinie Mine

Mining decree obtained.

FID decision reached on May 15, 2026, with debt financing progressing towards closing.

Construction activities have begun, with construction and commissioning expected to take approximately 31 months following FID.

Battery Material Plants Projects

To support the development of the 13ktpy Bécancour Battery Material Plant, NMG plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of its customer, Panasonic Energy; refine environmental performance and operational parameters of the chemical purification technology; advance engineering, construction planning, and procurement activities; and advance the project financing for the 13ktpy Bécancour Battery Material Plant with the various financial stakeholders engaged in the project to reach its FID and launch construction for this facility.

A positive FID for the 13ktpy Bécancour Battery Material Plant is dependent on the financing structure in light of the Class 3 AACE Cost Estimate, the updated financial model, the conclusions of the due diligence processes, and negotiations with the various financial stakeholders, including the completion of the conditions precedent and the project-related agreement with Panasonic Energy.

In addition, NMG pursues various workstreams for the development of Additional Battery Material Plants.

Phase 2 13ktpy Bécancour Battery Material Plant	Acquisition of a brownfield site located in Bécancour. Class 3 AACE Cost Estimate recently completed in support of a targeted FID for H2 2026.

Management Discussion and Analysis	9

Uatnan Mining Project

To support the advancement of the Uatnan Mining Project, NMG is already engaged with the Innu First Nation of Pessamit to establish a collaboration model in view of advancing a feasibility study along with an environmental and social impact assessment. Additional funding will be required to support this development. The Company also aims at formalizing commercial engagement for this contemplated production.

The development of the project leading to governmental authorizations is dependent on positive studies results, successful public consultation and First Nation engagement, favorable market demand, and commercial interest.

Phase 3 – Uatnan Mining Project	Preliminary economic assessment (“2023 PEA”) completed; detailed work plan for subsequent studies ready for deployment. Assessment of potential sites for processing plants initiated.

DEMONSTRATION PLANTS

Since 2018, the Company has been operating demonstration plants to support its business plan, technological development, and commercialization strategy. In line with the Company’s long-standing plan, following the FID decision reached in May 2026 for the Phase 2 Matawinie Mine, processing activities at the Concentrator and Battery Material Demonstration plants are gradually being phased out.

Concentrator Demonstration Plant (Phase 1)

In anticipation of the completion of this phase out, current inventory of flake graphite is considered sufficient for all foreseen samples required from current and prospective customers.

Battery Material Demonstration Plants (Phase 1)

The Company is partnering with laboratories to produce samples of varying specifications to provide inputs for the engineering of the 13ktpy Bécancour Battery Material Plant and for the development of any Additional Battery Material Plants, support qualification efforts, and optimize technological and operational parameters of advanced refining processes.

MATAWINIE MINE PROJECT (Phase 2)

NMG is advancing the development of its Matawinie graphite property, in which the Company owns a 100% interest, to produce about 106,000 tonnes per year (“tpy”) of graphite concentrate over the 25-year life of mine.

The Phase 2 Matawinie Mine reached FID in May 2026 and construction activities are underway, with preliminary construction work initiated in April 2026. Construction and commissioning of the Phase 2 Matawinie Mine are expected to take approximately 31 months, leading to the start of the operation ramp-up by the end of 2028.

Overall, the Company reports ongoing progress across its construction activities at the Phase 2 Matawinie Mine, with no lost-time injuries recorded as of June 30, 2026, and approximately 21,747 cumulative on-site construction and engineering hours worked since the beginning of construction on April 13, 2026.

Construction is advancing as planned and remains within the overall budget.

The table below summarizes project expenditures incurred as of June 30, 2026, management's current estimate of the remaining costs to complete the project, and the forecasted total project cost at completion.

Management Discussion and Analysis	10

All amounts presented in the table below are in millions of Canadian dollars, unless otherwise indicated.

		As of June 30, 2026
	Budget ($CAD)[1]	Commitments[2]	Incurred[3]	Estimate to complete (ETC)[4]	Estimate at completion (EAC)[5]	Variance as of June 30, 2026
Capital expenditure (CAPEX) for the construction of the Phase 2 Matawinie Mine	649.4	166.9	33.3	616.1	649.4	-
1.	The above figures represent the budget disclosed in the prospectus supplement no. 2 in US Dollars and were converted in CAD amounts using the exchange rate of 1.37.
2.	Certain commitments can be cancelled at the discretion of the Company with little or no financial impact. Accordingly, the commitment amounts presented in this table may not reconcile directly to the contractual capital commitments disclosed in the financial statements.
3.	The incurred amounts presented in the table represent project cash expenditures and committed capital costs attributable to the Phase 2 Matawinie Mine Project. These amounts do not include non-cash capitalized items or other accounting adjustments recorded under IFRS. Accordingly, the amounts presented may not directly reconcile to the additions to property, plant and equipment reported in the Company’s financial statements.
4.	Estimate to complete (ETC) represents management's current estimate of the costs expected to be incurred from July 1, 2026, through project completion based on awarded contracts, committed expenditures, and estimated future costs.
5.	Estimate at completion (EAC) represents the total estimated project cost at completion, including trends, and is calculated as the sum of costs incurred as of June 30, 2026 and the ETC.

Civil works have been the focus since the start of construction, with first concrete pours undertaken in July 2026.  Key construction activities included excavation for the concentrator and associated infrastructure at the industrial platform, excavation of water control structures, and backfill of material into the overburden and organic stockpiles.

During the last quarter the following specific milestones were also achieved:

»	Ongoing permit/authorization applications for the construction managed in line with the project execution schedule.
»	Deposits initiated on critical long lead equipment.
»	Continued advancement of detailed engineering and procurement of key equipment and construction packages.

Overall project costs remain aligned with the approved budget, supported by contingency provisions.

In addition, the amendment to Decree 47-2021 for the Matawinie Mine (Phase 2) was officially published on August 5, 2026. It updates the initial government authorization issued in 2021 to reflect the project's evolution since then. It primarily relates to certain operational parameters of the project, including a minor southward extension of the open pit made possible through the acquisition of additional surface rights, and the corresponding increase in the authorized annual graphite production capacity from 100,000 tonnes to 106,000 tonnes.

BATTERY MATERIAL PLANTS PROJECTS

13ktpy Bécancour Battery Material Plant

The Company is advancing the development of its Phase 2 13ktpy Bécancour Battery Material Plant leveraging its newly acquired brownfield site.

Management Discussion and Analysis	11

NMG will leverage a 143,000m2 brownfield property, part of and contiguous with its greenfield site, to build a first production capacity to refine graphite concentrate from the Company’s Phase 2 Matawinie Mine into 13 ktpy of active anode material dedicated to the 2025 Panasonic Energy Binding Offtake Agreement.

The Company’s Integrated Project Team (“IPT”) execution model extends to the 13ktpy Bécancour Battery Material Plant to advance the project development to FID and construction afterwards.

»	Under this brownfield scenario, the industrial building and associated infrastructure should enable the Company to lower infrastructure costs and project timeline in comparison with a greenfield scenario and streamline permitting, engineering, and construction timelines to align the commissioning period with that of the Phase 2 Matawinie Mine Project.
»	The Company recently completed a Class 3 AACE Cost Estimate for the brownfield development of the 13ktpy Bécancour Battery Material Plant, with an estimated CAPEX of $374M (US$267M). This estimate updates the previously disclosed Class 5 AACE Cost Estimate of US$213M and reflects the progression of the project to a higher level of engineering and cost definition, consistent with the greater degree of project maturity associated with a Class 3 AACE Cost Estimate. The Company believes that the Class 3 AACE Cost Estimate provides a more accurate basis for estimating project costs and financing requirements.
»	Next steps include continuing to advance engineering development alongside local and Asian partners to refine and optimize the process design and an ongoing collaboration with Panasonic Energy to ensure that the plant design meets their key requirements and expectations.

The Company completed the Class 3 AACE estimate as per the American Association of Cost Engineers (“AACE”) Recommended Practice 47R-11 (Cost Estimate Classification System – As Applied in Engineering, Procurement, and Construction for the Mining and Mineral Processing Industries) for the development of the 13 ktpy Bécancour Battery Material Plant (the “Class 3 AACE Cost Estimate”) to initially fulfill its committed volumes under the Panasonic Energy Binding Offtake Agreement.

Based on the Class 3 AACE Cost Estimate for the 13 ktpy Bécancour Battery Material Plant, the CAPEX is expected to be approximately US$267 million. The Class 3 AAEC Cost Estimate is classified as a Class 3 AACE estimate, which is typically prepared based on limited information and subsequently has an accuracy range. As such, the Class 3 AACE Cost Estimate forms the initial control estimate against which all actual costs and resources will be monitored. The CAPEX with respect to the 13 ktpy Bécancour Battery Material Plant is future-oriented financial information. Such projection is based on numerous assumptions, including the following material assumptions: (i) targeted production capacity and associated design and throughput; (ii) expected capital costs for major processing equipment, raw materials, and installations; (iii) projected labor costs and workforce availability during construction and commissioning; (iv) assumed foreign exchange rates; (v) anticipated costs of site preparation and building; and (vi) expected construction schedule, commissioning timeline, and ramp-up profile. The Class 3 AACE Cost Estimate has an accuracy range of -20% to +30%, based on cost data as of Q2 2026. CAD values were converted to USD at 1.40. For indicative purposes, applying a sensitivity range of CAD/USD 1.35 to 1.45, the estimated CAPEX are approximately US$273 million at an exchange rate of 1.35 CAD/USD and approximately US$261 million at an exchange rate of 1.45 CAD/USD.

To enable the development of the 13 ktpy Bécancour Battery Material Plant, the Company has acquired 143,000m2 brownfield property with an existing 22,000m2 building located in Bécancour adjacent to the Company’s current 200,000 m2 greenfield site in the Bécancour industrial park.

Due diligence processes are underway and are expected to accelerate with various stakeholders and financing partners in support of a targeted FID in H2 2026, subject to the completion of technical deliverables, the securing of the required additional financing, and the completion of commercial arrangements related to Panasonic Energy. Upon obtaining such

Management Discussion and Analysis	12

FID, construction is now expected to commence and take approximately 24 months, followed by a 12 month ramp up period, with the objective of reaching commercial production within approximately 36 months following FID. NMG continues various workstreams to develop Additional Battery Material Plants of active anode material and/or advanced graphite materials production that could be developed on its existing 200,000-m2 adjacent greenfield or other strategically positioned sites either in North America or in Europe.

UATNAN MINING PROJECT

The Company is developing the Uatnan Mining Project as an expansion phase (Phase 3) with a view to produce up to 500ktpy of graphite concentrate over a 24-year life of mine, based on the PEA published in 2023 in accordance with NI 43-101. The 2023 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. There is no certainty that the resource development, production, and economic forecasts on which the 2023 PEA is based will be realized. NMG is actively engaged with the Innu First Nation of Pessamit to define a shared development vision for the Uatnan Mining Project in view of the project’s next steps, namely the preparation of a feasibility study and an environmental and social impact assessment.

Management Discussion and Analysis	13

COMMERCIAL STRATEGY

With a diversified portfolio of products, NMG is aligning its business plan and associated commercial strategy to cater to energy, advanced technology, and manufacturing industries in the Western World and allied nations.

SALES

Panasonic Energy

The 2025 Panasonic Energy Binding Offtake Agreement covers an initial seven-year term for the production of 13,000 tpy of active anode material via NMG’s Phase 2 integrated value chain. NMG’s active anode material continues to progress through Panasonic Energy’s qualification protocol to confirm its quality and performance. The 2025 Panasonic Energy Binding Offtake Agreement is subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial operation and final product qualification. It also contains standard termination rights for an agreement of this nature.

Panasonic Energy has reiterated its intent to support the development of NMG’s Phase 2 facility, which may entail an equity investment by Panasonic at the FID of the Phase 2 13ktpy Bécancour Battery Material Plant, in line with Panasonic’s initial investment in 2024.

Traxys

The 2025 Traxys Binding Offtake and Marketing Agreement aims to secure up to 20,000 tpy of graphite concentrate offtake from the Phase 2 Matawinie Mine for distribution to industrial customers. With an initial seven-year term, the agreement includes sales pricing based on market indices with 10,000 tpy of firm take-or-pay volume.

Government of Canada

NMG, through its NMG Matawinie Inc. (“NMGM”) subsidiary, and the Government of Canada, represented by Public Works and Government Services Canada (“Canada”), signed on May 13, 2026, a binding long-term Supply and Storage Agreement (“Offtake Agreement”), and a Marketing Agreement for the supply and resale by NMGM of 30,000 tpy of graphite concentrate from NMG’s Phase 2 Matawinie Mine. The seven-year Offtake Agreement is on a take-or-pay basis at a fixed North American market price for a basket of graphite concentrate products with the ability for Canada to store the products. Additionally, the marketing structure allows NMG to market and resell Canada’s purchased volumes with an upside-sharing mechanism on proceeds above the fixed price.

Business Development

In addition, the Company is actively engaged with other tier-1 potential customers interested in NMG’s Phase 2 production for natural flake graphite, active anode material, and/or specialized graphite materials for niche applications.

MARKET UPDATE

According to Benchmark Minerals Intelligence Ltd, at the end of 2025, the total worldwide market demand for flake graphite amounted to approximately 1.2 million tpy which can be divided into three distinct markets; lithium-ion batteries (54%), refractory and foundry (32%) and other industrial applications (14%). The lithium-ion battery segment can itself be split in two large categories, electric vehicles (“EVs”) and battery energy storage systems (“BESS”).

NMG through the updated binding long-form term sheet for the supply, storage, and resale of 30,000 tpy of graphite concentrate it has signed with the Government of Canada (industrial applications), Traxys (refractory and foundry) and Panasonic Energy (Lithion-ion batteries) will address all three of these segments aiming to diversify its revenue and cash-flow streams while seeking to align the demand of its customers with the production mix and characteristics of the Matawinie mine.

Management Discussion and Analysis	14

Trends

EV adoption remains on a structural growth path despite regional divergence and policy-driven volatility, with global electric car sales exceeding 20 million units in 2025 and representing 25% of new car sales, while the IEA expects the global EV sales share to reach approximately 28% in 2026. (International Energy Agency)

At the same time, battery demand continues to expand beyond EVs as energy storage becomes a major second growth engine: global battery storage additions reached 108 GW in 2025, up 40% year over year, while BNEF (BloombergNEF) forecasts global storage deployments of 158 GW / 459 GWh in 2026.

This broadening of battery demand into utility-scale storage, behind-the-meter systems and data-centre-related applications supports a more diversified and resilient long-term demand base for battery materials, including graphite. (International Energy Agency, Energy-Storage.news)

Flake graphite pricing

Flake graphite prices are influenced by several factors, including carbon content, mesh size, delivery location and applicable Incoterms. According to Benchmark Mineral Intelligence, flake graphite prices on a DDP China basis remained generally stable throughout the second quarter of 2026, with benchmark prices for key flake grades showing little to no change during the period. (Benchmark Mineral Intelligence, June 2026).

The recent pricing picture is best described as stabilization not recovery. May showed modest weakness in finer mesh flake, while June showed flat pricing because supply Chinese curtailments temporarily offset weak demand. Overall, downstream demand remained soft, as natural graphite anode producers limited procurement to essential purchases, and weak refractory demand persisted because of softness in China’s steel industry. (Benchmark Minerals Flake Graphite Price assessment (June 2026)

Active Anode material pricing

Active anode material (AAM) prices can be impacted by several factors but not limited to graphite feedstock, product specifications, traceability, delivery location, applicable Incoterms and perceived security of supply.

Unlike flake graphite, which is generally traded as a commodity, AAM is a higher-value product tailored to customer requirements and battery performance standards. It typically cannot be easily substituted from one customer to another.

When assessing pricing trends, the Company uses amongst others Benchmark Mineral Intelligence price for high energy natural graphite AAM, (defined as high energy, ≥99.97% C, 360–370 mAh/g) (in combination of price guidance for high-end specifications anode material provided by another data provider).

Natural graphite active anode material prices on a DDP China basis were relatively unchanged from mid-May to mid-June despite modest improvement in downstream demand. As such, high-energy natural graphite Active Anode Material was priced in the (6512 US$ - 7696 US$) per tonne price range (RMB 44,000–52,000/t according to Benchmark Mineral Intelligence)

Recent Regulatory Announcements

At the Evian summit in France, G7 leaders issued a declaration on securing critical minerals supply chains, recognizing the strategic role of critical mineral value chains for economic prosperity, energy security and digital industries. The declaration emphasized the urgency of diversifying supply chains, reducing vulnerabilities arising from market concentration and arbitrary trade restrictions, and coordinating action with partner countries to strengthen resilient, standards-based markets for critical minerals. (June 2026)

Management Discussion and Analysis	15

Building on prior G7 commitments and on the Critical Minerals Production Alliance established under Canada’s 2025 G7 Presidency, G7 leaders agreed to deepen industrial cooperation across mining, processing, recycling and related infrastructure. The expanded Critical Minerals Resilience and Production Alliance are intended to support coordinated project development, demand aggregation, financing, transparency, traceability, stockpiling and recycling, while creating a platform for cooperation among G7 members and like-minded partners. (June 2026)

Canada and Germany announced a strengthened bilateral partnership on critical minerals during the G7 Summit in Evian, France. Prime Minister Mark Carney and Chancellor Friedrich Merz agreed to cooperate both bilaterally and through the G7, with a focus on diversifying raw material supply chains, advancing supply-chain mapping, enhancing critical minerals stockpiling and supporting capital investments by the end of 2026. (June 2026)

Natural Resources Canada announced investments of up to $73 million for 12 projects across Canada to advance the mining sector and strengthen critical mineral supply chains. The package includes up to $51.57 million through the First and Last Mile Fund for infrastructure supporting critical minerals production and supply chains, $19.6 million through the Energy Innovation Program for clean energy and industrial decarbonization technologies, and nearly $2 million through the Indigenous Natural Resource Partnerships program to support Indigenous participation in major critical minerals resource projects. (June 2026)

Natural graphite is designated as a critical mineral in Canada, the United States, the European Union, Australia, and the United Kingdom, and is recognized as a strategic material within the defense and industrial supply chains of NATO allies.

RESPONSIBILITIES

For the twelve-month rolling period ended June 30, 2026, NMG reported a total recordable injury frequency rate of 0.95 and severity rate of 1.89 for all of the Company’s employees, and 0 for contractors at its worksite. There were no major environmental incidents during this period.

On May 13, 2026, NMG published its 2025 ESG Report reflecting its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Company’s established ESG disclosure practices provide shareholders, investors, and stakeholders with a transparent and complete portrait of the Company’s risks, opportunities, and perspectives.

The Company has increased engagement with First Nations, communities, and key stakeholders in the lead up to the start of construction of the Phase 2 Matawinie Mine. Dialogue on project progression, collaboration on joint initiatives, implementation of community-specific agreements, and advancement of project-related opportunities (business, training, employment, environmental stewardship, etc.) are ongoing.

Management Discussion and Analysis	16

GOVERNANCE

RISKS

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form on file with the Canadian provincial securities’ regulatory authorities and on SEDAR+ and on EDGAR.

FINANCING

Closing of the previously announced private placements with CGF, IQ and ENI for an aggregate amount of $294.6M (US$213.2M) on May 15, 2026.

»	Equity investment by CGF ($113 million (US$82 million)), the Government of Québec, through IQ ($85 million (US$61 million)), and ENI ($96 million (US$70 million)).
»	The closing of the private placements was conditional upon, among other things, the receipt of various shareholder approvals in accordance with applicable TSX requirements and Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions, which were obtained at the annual and special meeting of shareholders held on May 13, 2026.

Release on May 15, 2026 of aggregate gross proceeds of $132.3M (US$96.5M) from the Company’s subscription receipts.

»	Full exercise of the over-allotment option (15% additional subscription receipts).
»	The gross proceeds of the Public Offering, less 50% of the underwriters’ fees, held in escrow were released upon satisfaction of the applicable escrow release conditions, including the closing of the private placements with CGF, IQ and ENI.

These transactions formed part of an aggregate equity financing package of $426.9 million (US$309.7 million), which enabled the Company to reach a FID for the Phase 2 Matawinie Mine Project.

Fully committed senior project debt commitment letter of US$335 million secured with EDC and CIB, subject to certain conditions precedents.

»	Long-tenor, flexible project-finance structure with competitive rates and repayment terms for a US$290 million senior secured term loan facility and US$45 million senior secured cost overrun debt facility.
»	First-ranking security over the Matawinie Mine project and all material assets.
»	Facilities to be used to fund eligible project construction costs, working capital requirements prior to completion, and transaction costs associated with the financing. The cost overrun facility provides additional protection against construction cost overruns, subject to defined conditions.

As is typical in project financings, the Company is required to fund eligible project expenditures using the equity proceeds first. The senior debt facilities are expected to become available and be drawn progressively during project execution, subject to the satisfaction of customary conditions precedent and the achievement of specified project milestones.

Phase 2 13ktpy Bécancour Battery Material Plant Financing

In parallel, the Company advances project financing activities for the 13ktpy Bécancour Battery Material Plant with targeted financial partners. NMG’s strategic shareholders, Panasonic and Mitsui & Co., Ltd (“Mitsui”), have reiterated their interest to continue diligently studying an equity investment into the 13ktpy Bécancour Battery Material Plant FID, pending among other things, customary due diligence including review of economics, agreement on relevant contracts,  and lenders’ approval (if necessary).

Management Discussion and Analysis	17

Although management believes that FID for the 13ktpy Bécancour Battery Material Plant will occur, no assurance can be given that those arrangements and expressions of interest will all become committed volumes and converted into a positive FID.

Use of Proceeds – December 2025 Public Offering

On December 19, 2025, NMG completed a public offering via the issuance of 8,333,334 of its common shares at a price of US$2.40 for aggregate gross proceeds of approximately $27.6M (US$20M). Proceeds enable procurement of long-lead equipment, initiate certain construction activities, cover advancement of the detailed engineering and indirect costs for the Matawinie Mine, fund engineering activities to deliver the Class 3 AACE Cost Estimate for the 13ktpy Bécancour Battery Material Plant, which is now complete, and fund general working capital and corporate expenditures.

From the filing date of Prospectus Supplement No. 1 dated December 18, 2025, through June 30, 2026, the following amounts were incurred in respect of the Matawinie Mine, the 13ktpy Bécancour Battery Material Plant Project, and general working capital and corporate expenses.

Planned Use of Proceeds:

	In millions of CAD $
	Planned in prospectus	Spent as at June	Variance
	supplement no. 1 (Note A)	30, 2026	(Spent minus Planned)
Phase 2 – Matawinie Mine Project	14.7	5.3	(9.4)
Phase 2 – Bécancour Battery Material Plants Project	4.0	7.5	3.5
General Working Capital and Corporate Expenses	6.5	12.4	5.9
Total	25.2	25.2	0.0

Note A: The above figures represent the net proceeds disclosed in the prospectus supplement no. 1 in US Dollars and were converted in CAD amounts using the exchange rate of 1.3782 found in the prospectus supplement no. 1.

The amount incurred for the Phase 2 Matawinie Mine Project relates primarily to fees incurred prior to the closing of the Matawinie Mine Project financing package completed in May 2026. No additional amounts were used for the Phase 2 Matawinie Mine Project from the December 2025 public offering, as project expenditures incurred during the period were funded through the Matawinie Mine Project financing package completed in May 2026. The remaining balance of approximately $9.4 million originally allocated to the Matawinie Mine Project was redirected to support the development of the Phase 2 13 ktpa Bécancour Battery Material Plant Project, including activities required to advance the project toward a final investment decision (FID), and additional general working capital and corporate expenditures. The Company anticipates that the proceeds from the Matawinie Mine financing package will be sufficient to fund its capital requirements up to the start of commercial production of the Matawinie Mine, provided that the Company closes the senior project debt and meets the draw down conditions.

Management Discussion and Analysis	18

Use of Proceeds – Matawinie Mine Project Financing and Final Investment Decision

The net proceeds from the Public Offering and concurrent Private Placement closed on May 15, 2026 are expected to be used primarily to fund the construction of the Phase 2 Matawinie Mine, including project capital expenditures and contingencies. The proceeds will also support financing-related costs, general and administrative expenses, working capital requirements, and closure and rehabilitation costs associated with the Matawinie Mine Project.

As at June 30, 2026, the following amounts were incurred to advance project development and construction activities related to the Phase 2 Matawinie Mine. All amounts presented in the table below are in millions of Canadian dollars, unless otherwise indicated.

Planned Use of Proceeds:

	In millions of CAD $
	Planned in prospectus	Spent as at June	Variance
	supplement no. 2[1]	30, 2026	(Spent minus Planned)
Capital expenditure (CAPEX) for the construction of the Phase-2 Matawinie Mine & Contingency	649.4	33.3	(616.1)
Financing costs, general and administrative expenses and general working capital	60.3	-	(60.3)
Closure and rehabilitation costs[2]	32.9	-	(32.9)
Cost overrun facility	116.5	-	(116.5)
Total	859.1	33.3	(825.8)
1)	The above figures represent the net proceeds disclosed in the prospectus supplement no. 2 in US Dollars and were converted in CAD amounts using the exchange rate of 1.37 found in the prospectus supplement no. 2.
2)	Represents the estimated amount of financial guarantee required under Québec mining regulations, based on the 2025 Updated Feasibility Study, to secure the Company's mine closure and site rehabilitation obligations.

The Company is materially tracking on the planned use of proceeds disclosed in the prospectus, and there are currently no indications that the variances observed will cause any impact on the Company’s ability to achieve its business objectives.

Management Discussion and Analysis	19

QUARTERLY RESULTS

During the three-month period ended June 30, 2026, the Company recorded a net income of $9,427 (net loss of $21,016 in 2025), a basic and diluted earnings per share of $0.04 (basic and diluted loss per share of $0.14 in 2025).

Description	Q2-2026	Q1-2026	Q4-2025	Q3-2025
	(note a)	(note b)	(note c)	(note d)
	$	$	$	$
Net loss (income)	(9,427)	4,466	(4,988)	76,707
Basic loss (earnings) per share	(0.04)	0.03	(0.03)	0.50
Diluted loss (earnings) per share	(0.04)	0.03	(0.03)	0.50

Description	Q2-2025	Q1-2025	Q4-2024	Q3-2024
	$	$	$	$
Net loss (income)	21,016	12,442	21,904	8,062
Basic loss (earnings) per share	0.14	0.08	0.19	0.07
Diluted loss (earnings) per share	0.14	0.08	0.19	0.07

a)	The net income in Q2-2026 increased by $30,443 compared to Q2-2025, mainly due to the fair value revaluation of the embedded derivative of the Subscription Receipts, which resulted in a gain of $21,147 in 2026, combined with the fair value revaluation of derivative warrant liabilities, which resulted in a gain of $4,452 in 2026, compared to a loss of $5,664 in 2025. The decrease was also driven by lower engineering study expenses, lower depreciation expenses, and higher federal and Quebec Scientific Research and Experimental Development (SR&ED) tax credits. These impacts were partially offset by interest accretion on the debt host component of the Subscription Receipts, resulting in an interest accretion expense of $7,701.
b)	The net loss in Q1-2026 decreased by $7,976 compared to Q1-2025, mainly due to the fair value revaluation of derivative warrant liabilities (gain of $10,490 in 2026 compared to a gain of $5,623 in 2025), combined with lower engineering study expenses, lower depreciation expenses following the end of depreciation of the coating demonstration plant, and a decrease in share-based compensation expenses resulting from revised assumptions related to performance-based stock options. These impacts were partially offset by higher legal costs associated with progress on the project financing and a foreign exchange loss of $991 in 2026, compared to a gain in 2025.
c)	The net loss in Q4-2025 decreased by $26,892 compared to Q4-2024 mainly due to a $4,787 gain related to the fair value revaluation of derivative warrant liabilities and a $16,151 gain on the settlement of the derivative warrant liability related to the termination of GM’s warrant exercisable at FID. For more details on the accounting treatment of this transaction, refer to Note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2025.
d)	The net loss in Q3-2025 increased by $68,645 compared to Q3-2024, mainly due to the fair value revaluation of the derivative warrant liabilities. This revaluation resulted in a non-cash loss of $63,550 in 2025, compared to a gain in 2024, and is mainly correlated with the increase in the Company’s market share price during the quarter. Additionally, the increase in the net loss can be explained by increased activities in connection with technical audits and due diligence processes from potential lenders. These impacts were partially offset by a decrease in engineering expenses following a change in project strategy with a focus on refining engineering for an initial capacity of active anode material production of 13,000 tpy to fulfill Panasonic Energy’s offtake volume.

Management Discussion and Analysis	20

OTHER FINANCIAL INFORMATION

Description	June 30, 2026	December 31, 2025
	$	$
Total assets (a)	607,863	174,444
Mine under construction included in Property, plant and equipment (b)	106,831	76,020
Bécancour Battery Material Plant under construction included in Property, plant and equipment	1,219	1,219
Non-current liabilities	3,347	3,190
a)

The increase of $433,419 in total assets between June 30, 2026, and December 31, 2025, is mainly explained by an increase of $386,657 in cash and cash equivalents. The variance in cash and cash equivalents is mainly due to the closing on May 15, 2026 of a private placement with CGF, the Government of Québec through IQ, and ENI, for aggregate gross proceeds of $294.6 (US$213.2M) combined with the aggregate gross proceeds of $132.3M (US$96.5M) from the Company’s subscription receipts issued on April 16, 2026, in connection with the Public Offering, were released upon satisfaction of the applicable escrow release conditions.

b)

The increase of $30,811 in the Mine under construction between June 30, 2026, and December 31, 2025, relates to expenditures incurred for the Matawinie Mine Project, which have been capitalized as property, plant and equipment. For further details on the construction progress of the Matawinie Mine Project and the costs incurred and estimated costs to complete, refer to the Matawinie Mine Project (Phase 2) section above.

SECOND QUARTER AND HALF YEAR RESULTS

MINING PROJECTS EXPENSES

	For the three-month periods ended		For the six-month periods ended
Description	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Wages and benefits (a)	1,237	1,030	2,626	2,006
Share-based compensation (b)	307	41	584	563
Engineering	48	—	143	—
Consulting fees	18	20	42	51
Materials, consumables, and supplies	158	121	316	339
Maintenance and subcontracting (c)	320	125	731	213
Utilities	96	93	178	185
Depreciation and amortization	114	61	234	121
Other	(16)	70	39	138
Uatnan Mining Project - Exploration and evaluation expenses	4	4	9	14
Grants	—	(37)	—	(42)
Tax credits (d)	(621)	(119)	(915)	(213)
Mining projects expenses	1,665	1,409	3,987	3,375
a)The increase of $207 and $620 in wages and benefits for the three and six-month periods ended June 30, 2026, respectively, is mainly due to the extraction and production activities at the Phase 1 Demonstration Plant that restarted in H2-2025.

Management Discussion and Analysis	21

b)The increase of $266 in share-based compensation expenses for the three-month period ended June 30, 2026, is mainly due to a revised assumption related to performance-based stock options granted to key employees, combined with costs recognized for Restricted Share Units (RSUs) and Performance Share Units (PSUs) granted in December 2025 and May 2026, for which there were no comparable grants in the three-month period ended June 30, 2025.
c)The increase of $195 and $518 in maintenance and subcontracting expenses for the three and six-month periods ended June 30, 2026, respectively, is mainly due to the extraction and production activities at the Phase 1 Demonstration Plant that restarted in H2 2025, which increased costs for tailings management and for maintenance at the concentrator demonstration plant. This campaign produced additional flake concentrate volumes to support supplementary product sampling and qualification efforts.
d)The increase of $502 and $702 in tax credits for the three and six-month periods ended June 30, 2026, is due to changes to the Canadian Scientific Research and Experimental Development ("SR&ED") tax incentive program, which expanded access to refundable tax credits for eligible Canadian public corporations for taxation years beginning after December 15, 2024. The increase also reflects enhanced incentives under the Québec SR&ED tax credit program, including higher applicable tax credit rates. In addition, following these changes to the SR&ED programs, the Company began recognizing quarterly tax provisions in 2026, whereas no such provisions were recorded during the comparable periods in 2025.

BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the six-month periods ended
Description	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Wages and benefits (a)	962	1,208	1,871	2,553
Share-based compensation	73	63	201	333
Engineering (b)	3,088	3,898	6,401	8,972
Consulting fees	134	248	329	456
Materials, consumables, and supplies (c)	72	193	155	661
Maintenance and subcontracting (c)	219	714	261	872
Utilities	3	9	15	139
Depreciation and amortization (d)	199	2,248	384	4,345
Other	115	104	206	185
Grants	—	(154)	(70)	(404)
Tax credits (e)	(1,093)	70	(2,025)	70
Battery Material Plant project expenses	3,772	8,601	7,728	18,182
a)	The decrease of $682 in wages and benefits for the six-month period ended June 30, 2026, is mainly due to the end of operational activities at the purification demonstration plant and the coating demonstration plant, partially offset by increased headcount to support the development of the 13ktpy Bécancour Battery Material Plant.
b)	The decrease of $810 in engineering expenses for the three-month periods ended June 30, 2026, is mainly due to lower costs incurred at third-party facilities to purify production samples using chemical processes in support of engineering activities, as well as lower costs for specialized Asian firms in the graphite and anode material industry in 2026 vs 2025. The $2,571 decrease in engineering expenses for the six-month period ended June 30, 2026, was primarily attributable to higher engineering activities incurred in 2025 in connection with the feasibility study for the 44 ktpy Bécancour Battery Material Plant, which was completed and published on March 31, 2025. The decrease was partially offset by engineering activities initiated in the first quarter of 2026 to support the development of the Class 3 AACE Cost Estimate for the 13ktpy Battery Material Plant project. Overall engineering expenditures in 2026 were lower than in the prior year, reflecting the reduced scope and level of effort associated with the Class 3 estimate compared to the feasibility study completed in 2025.

Management Discussion and Analysis	22

c)	The decrease of $506 in materials, consumables, and supplies expenses for the six-month period ended June 30, 2026, and the decrease of $495 and $611 in maintenance and subcontracting expenses for the three and six-month periods ended June 30, 2026, respectively, is mainly due to the completion of operational activities at the purification and coating demonstration plants, which led to lower spending on materials, consumables and supplies, as well as decreased maintenance and subcontracting expenses.
d)	The decrease of $2,049 and $3,961 in depreciation expense for the three and six-month periods ended June 30, 2026, respectively, was primarily attributable to the completion of depreciation on the coating demonstration plant and certain other equipment. This reduction is consistent with the phased wind-down plan for the Phase 1 demonstration plants initiated in 2026.
e)	The increase of $1,163 and $2,095 in tax credits for the three and six-month periods ended June 30, 2026, is due to changes to the Canadian Scientific Research and Experimental Development ("SR&ED") tax incentive program, which expanded access to refundable tax credits for eligible Canadian public corporations for taxation years beginning after December 15, 2024. The increase also reflects enhanced incentives under the Québec SR&ED tax credit program, including higher applicable tax credit rates. In addition, following these changes to the SR&ED programs, the Company began recognizing quarterly tax provisions in 2026, whereas no such provisions were recorded during the comparable periods in 2025.

GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the six-month periods ended
Description	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Wages and benefits (a)	2,556	2,213	4,985	4,281
Share-based compensation (b)	841	11	1,827	2,099
Professional fees (c)	1,803	1,180	3,655	1,711
Consulting fees (d)	673	1,176	1,388	1,834
Travelling, representation and convention	296	359	482	561
Office and administration (e)	1,468	1,337	3,101	2,585
Stock exchange, authorities, and communication	115	183	219	434
Depreciation and amortization	38	36	77	72
Other financial fees	4	60	11	63
Grants	(4)	—	(4)	—
General and administrative expenses	7,790	6,555	15,741	13,640
a)

The increase of $343 and $704 in wages and benefits for the three and six-month periods ended June 30, 2026, respectively, was primarily attributable to increased headcount within administrative functions to support the advancement of the Phase 2 Matawinie Mine Project and the Phase 2 13ktpy Bécancour Battery Material Plant Project.

b)

The increase of $830 in share-based compensation expenses for the three-month period ended June 30, 2026, is mainly due to a revised assumption related to performance-based stock options granted to key employees, combined with costs recognized for Restricted Share Units (RSUs), Performance Share Units (PSUs) and Deferred Share Units (DSUs) granted in December 2025 and in Q2 2026, for which there were no comparable grants in the three-month period ended June 30, 2025.

c)

The increase in professional fees of $623 and $1,944 for the three and six-month periods ended June 30, 2026, respectively, is mainly due to $1,599 of transaction costs related to the embedded derivative of the subscription receipts from the Public Offering. These costs, primarily legal fees incurred in connection with the completion of the Public Offering, were recognized as professional fees. The increase for the three-month period ended June 30, 2026,

Management Discussion and Analysis	23

was partially offset by lower legal costs associated with the project financing, as the equity financing closed on May 15, 2026, and costs related to the ongoing negotiation of the debt facilities were recorded as deferred financing costs.

d)

The decrease in consulting fees of $503 and $446 for the three and six-month periods ended June 30, 2026, respectively, is mostly due to decreased activities in connection with technical audits and due diligence processes in connection with the Matawinie Mine project financing.

e)

The increase in office and administration fees of $516 for the six-month period ended June 30, 2026, is mainly due to a milestone payment of $200 made in January 2026 under the agreement with Espace Nature Haute-Matawinie ("Espace Nature"), combined with higher recruiting fees and advertising and promotion costs.

NET FINANCIAL COSTS

The $27,105 and $30,679 decreases in financial costs for the three and six-month periods ended June 30, 2026, respectively, are mainly due to the fair value revaluation of the embedded derivative of the Subscription Receipts, which resulted in a gain of $21,147 in 2026, combined with the fair value revaluation of derivative warrant liabilities, which resulted in gains of $4,452 and $14,942 for the three and six-month periods ended June 30, 2026, respectively, compared to a losses of $5,664 and $41 for the corresponding periods in 2025. The decreases were also driven by higher interest income following the closing of the equity financing on May 15, 2026. These favorable variances were partially offset by interest accretion on the debt host component of the Subscription Receipts, resulting in an interest accretion expense of $7,701. For more details on the accounting treatment of the Subscription Receipts, refer to Note 12.1 to the unaudited condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2026.

LIQUIDITY AND FUNDING

As at June 30, 2026, the difference between the Company’s current assets and current liabilities was $354,493, including $460,597 in cash and cash equivalents.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Additional information regarding the Company's liquidity risk is provided under the "Liquidity Risk" section in the Company Overview. Based on the Company's current cash position and the senior project debt expected to close in the third quarter of 2026, management believes that the Company will have sufficient funding to meet its capital requirements through the commencement of commercial production of the Matawinie Mine.

As at June 30, 2026, all of the Company’s current liabilities totalling $114,430 ($91,406 as at December 31, 2025) have contractual maturities of less than one year, except for the derivative warrants liabilities, which are recorded in current liabilities due to their conversion features. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at June 30, 2026
	Carrying	Contractual	Remainder of	Year	Year	2029 and
	amount	cash flows	the year	2027	2028	Onward
	$	$	$	$	$	$
Accounts payable and other	45,737	45,737	45,737	—	—	—
Lease liabilities	1,579	1,737	349	488	314	586
Borrowings	634	675	150	300	225	—
Convertible Notes – Host[i]	17,522	17,763	17,763	—	—	—

[i]The Convertible Notes are translated at the spot rate as of June 30, 2026.

Management Discussion and Analysis	24

For the six-month period ended June 30, 2026, the Company had an average monthly cash expenditure rate of approximately $5,588, including additions to property, plant and equipment, deposits to suppliers, and all operating expenses. This expenditure rate can be adjusted to preserve liquidity.

	For the six-month periods ended
Cash flows provided by (used in)	June 30, 2026	June 30, 2025
	$	$
Operating activities before the net change in working capital items	(19,895)	(26,156)
Net change in working capital items	(893)	810
Operating activities	(20,788)	(25,346)
Investing activities	(12,740)	(5,860)
Financing activities	415,400	(1,187)
Effect of exchange rate changes on cash and cash equivalents	4,785	(441)
Increase (decrease) in cash and cash equivalents	386,657	(32,834)

OPERATING ACTIVITIES

For the six-month period ended June 30, 2026, cash outflows from operating activities totaled $20,788, while cash outflows totaled $25,346 for the same period in 2025. The decrease in cash outflows is mainly due to the lower net loss incurred during the period, excluding non-cash items, as discussed above.

INVESTING ACTIVITIES

For the six-month period ended June 30, 2026, cash used in investing activities totaled $12,740, compared to $5,860 for the same period in 2025. The increase is mainly due to higher additions to property, plant and equipment related to the Phase 2 Matawinie Mine following the successful equity financing and the confirmation of the FID, which led to increased construction activities at Phase 2 Matawinie Mine. Further details regarding the net cash flow used in investing activities are provided in Note 17 of the condensed consolidated interim financial statements.

FINANCING ACTIVITIES

For the six-month period ended June 30, 2026, the Company had a net inflow of $415,400 related to financing, compared to a cash outflow of $1,187 for the same period in 2025. The variance is mainly due to the closing on May 15, of a private placement with CGF, the Government of Québec through IQ, and ENI, for aggregate gross proceeds of $294.6 (US$213.2M). In addition, aggregate gross proceeds of $132.3M (US$96.5M) from the Company’s subscription receipts issued on April 16, 2026 were released upon satisfaction of the applicable escrow release conditions. These transactions formed part of an aggregate equity financing package of $426.9M (US$309.7M).

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended		For the six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Key management compensation
Wages and short-term benefits	967	545	1,764	890
Share-based payments	881	(172)	1,893	1,923
Board fees	209	240	410	470

Management Discussion and Analysis	25

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

Refer to notes 3, 4, and 5 in the condensed consolidated interim unaudited financial statements for the three and six-month periods ended June 30, 2026, and notes 3, 4, and 5 in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 19 in the condensed consolidated interim unaudited financial statements for the three and six-month periods ended June 30, 2026.

CAPITAL STRUCTURE

As at August 11, 2026
Common shares	329,156,830
Options	7,933,738
RSU/PSU/DSU	1,329,817
Warrants	70,932,538
Warrants - Convertible Notes	2,500,000
Convertible Notes	2,500,000
Other reserves - settlement of interests on Convertible Notes	2,148,100
Fully diluted	416,501,023

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company have designed, or caused to be designed, disclosure controls and procedures ("DC&P") under their supervision, to provide reasonable assurance that material information pertaining to the Company is promptly communicated to Management, particularly during the period in which the filings are being prepared. These procedures ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. Management is also responsible for the design of the Company's internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

There have been no changes in the Company's ICFR that occurred during the period beginning on January 1, 2026, and ending on June 30, 2026, which have materially affected or are reasonably likely to materially affect the company’s ICFR. The CEO and CFO have signed form 52‐109F2, Certification of Interim Filings, which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Management Discussion and Analysis	26

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable, and not absolute, assurance with respect to the reliability of the financial reporting and financial statements preparation. Accordingly, management, including the CEO and CFO, does not expect that the internal controls over financial reporting of the Company will prevent or detect all errors and all frauds. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The control framework used to evaluate the effectiveness of the design and operation of the Company's internal controls over financial reporting is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). These documents and other information about NMG may also be found on our website at www.nmg.com.

August 12, 2026

/s/ Eric Desaulniers	/s/ Charles-Olivier Tarte
Eric Desaulniers, géo., M.Sc.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	27